March 13, 2009

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Form 10-K for the Fiscal Year Ended December 31, 2007 (the “Form 10-K”)
Form 10-Q for Quarter Ended September 30, 2008 (the “Form 10-Q”)
File Number: 001-09828

Dear Mr. Rosenberg:

This letter is the further response of GAINSCO, INC. (the “Company”) to the staff’s comment letter dated November 25, 2008 regarding the Form 10-K and the Form 10-Q and your subsequent letter dated February 27, 2009. The responses are set forth below immediately following the numbered comments in your letter dated February 27, which are reproduced herein (in italics) for ease of reference.

Form 10-K for the year ended December 31, 2007

Item 1 – Business

Insurance Operations, page 6

Technology, page 8

1.	We have reviewed your response to our prior comment 1. Please revise your description of your software license agreement with Guidewire Software, Inc. to disclosed all of the termination provisions of the agreement which appear to be described in Section 7(b) of that agreement. In addition, it does not appear that you intend to disclose any of the material terms of the consulting services agreement with Guidewire Software, Inc. Please revise to describe the material terms of this agreement, including, but not limited to, any payment provisions, services provided, material obligations that must be met to keep the agreement in place, term and termination provisions.

Mr. Jim B. Rosenberg

Securities and Exchange Commission

March 13, 2009

Response to Comment 1: In future filings in which the information is relevant, beginning with our Form 10-K for the year ended December 31, 2008, we will include the disclosure appearing below in bold print regarding the two agreements with Guidewire Software, Inc. This disclosure includes that contained in our prior letter dated January 23, 2009 and additional information responsive to the above comment:

In the personal nonstandard automobile business, MGA utilizes a claims system developed by Guidewire Software, Inc., an unaffiliated company that provides software systems to the property and casualty insurance industry (“Guidewire”), pursuant to a Software License Agreement entered into in May, 2007 (the “License Agreement”). The license provides for a five year term during which MGA is to pay an annual license fee equal to $318,000. If MGA’s annual written premium, as defined in the license, exceeds $250 million during the initial five-year term or during a renewal term, additional incremental annual fees would be incurred. To date, MGA’s annual written premium, as defined in the license, has not exceeded $250 million. The license entitles MGA to use the claims system and receive software maintenance. At the end of the five year term, MGA will have the option of continuing the license for additional one-year terms, with annual license fees to be negotiated at that time, terminating the license (in which case MGA would be required to develop or acquire an alternative system), or acquiring a perpetual license for an additional fee of approximately $950,000. The License Agreement may be terminated by the licensor immediately for any violation by the Company of the scope of the license rights granted or by either party for a breach or default unless the same is cured after written notice thereof. In addition, the License Agreement will be terminated if at the end of the 5-year initial term or any renewal term it is not renewed.

MGA and Guidewire were also parties to a Consulting Services Agreement (the Consulting Agreement”) for services incident to the design and implementation of the claims software, which were completed in 2008. The Consulting Agreement provided that Guidewire Software, Inc. would provide services needed to adapt its claims software system to the Company’s requirements, including the provision of necessary programming and training of Company personnel in the use and maintenance of the software system. The schedule for adaptation and implementation of the system was subject to the requirement that the Company provide reasonable assistance and performance of its obligations needed to enable Guidewire Software, Inc. to perform its obligations in a timely manner.

The Consulting Agreement was effective until completion of all projects required for implementation of the claims software system in March, 2008. Either party had the right to terminate the Consulting Agreement if the other party were to be in breach or default of a material term thereof and such breach was not cured after written notice to the breaching party. The Company paid fees and expenses of $710,000 and $625,000 in 2007 and 2008, respectively, pursuant to the Consulting Agreement. Since all the contracted services were completed in 2008, the Company is not obligated to pay any further fees and expenses under the Consulting Agreement in 2009 or subsequent periods.

Exhibits

2.

We are reissuing prior comment 6. Pursuant to Item 601(a)(4) of Regulation S-K, any amendment or modification to a previously filed exhibit to a Form 10, 10-K or 10-Q document shall be filed as an exhibit to a Form 10-Q and Form 10-K unless such previously filed exhibit would not be currently required. Please confirm that you will

Mr. Jim B. Rosenberg

Securities and Exchange Commission

March 13, 2009

file copies of the third and fourth amendments to your lease agreement with Crescent Real Estate Funding VIII, L.P. and the first amendment to your credit agreement with The Frost National Bank. In your response, identify the period and the form to which you propose to attach these agreements as exhibits.

Response to Comment 2: We will file each of the three above-referenced amendments as exhibits to the Form 10-K for the year ended December 31, 2008, to be filed on or before March 31, 2009.

Form 10-Q for the quarter ended September 30, 2008

Financial Statements

Note 3 – Fair Value Measurements, page 17

3.	Revise your response to comment four to include the range of quotes you receive per instrument.

Response to Comment 3: We supplement our response to prior comment four. In future filings we will include a statement to the effect that, while the number of quotes we obtain may vary for certain securities at different times, we generally obtain one quote for Level 1 investments, one to three quotes for Level 2 investments, and one to two quotes for Level 3 investments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 32

4.	We acknowledge your response to prior comment 5.

• You stated in your response that the decrease in policy acquisition costs is due, in part, to the reversal of the premium deficiency in the amounts of $347,000 in the third quarter of 2008 and $623,000 during the nine months ended September 30, 2008 for underwriting losses on the South Central business that was recorded in 2007. Please provide us your accounting analysis including reference to authoritative literature supporting how your use of a contra asset account and reversing the charge to unamortized policy acquisition costs complies with GAAP.

• Please revise your disclosure to describe the nature of marketing expenses incurred in 2007 and 2008, how they varied with and were primarily related to the acquisition of new and renewal insurance contracts, and the facts and circumstances that resulted in the decrease of your marketing expenses in 2008 and compared to 2007.

Response: Paragraph 36 of FAS 60 states in part “A premium deficiency shall be recognized by a charge to income and (a) a reduction of unamortized acquisition costs or . . . If a premium deficiency does occur, future changes in the liability shall be based on the revised assumptions.”

In our previous response, we sought to explain the manner in which decreases in marketing and underwriting expenses and the amortization of the premium deficiency contributed to the decrease in policy acquisition costs. To eliminate any potential confusion in the way in which this has been

Mr. Jim B. Rosenberg

Securities and Exchange Commission

March 13, 2009

described and to address the second bullet point above, in future filings in which we discuss a change in policy acquisition costs, we will include a description of the most important components of the change and the reasons for increases or decreases. For example, to compare the quarter and nine months ended September 30, 2008 and the comparable periods in 2007, we would use the following disclosure:

Policy acquisition costs include commissions, premium taxes, marketing expense and some underwriting expenses. The decrease of $1,415,000 in the third quarter of 2008 from the third quarter of 2007 and of $5,121,000 in the first nine months of 2008 from the first nine months of 2007 was primarily due to decreases in marketing and underwriting expenses and the amortization of the premium deficiency that was recorded in 2007 for expected underwriting losses on the South Central business. The marketing expenses were primarily salaries, telephone and travel expenses of our territory managers who oversee the efforts of the agents within a geographical area. Their time is focused on the supervision, relationship management and support of existing agents and recruiting new agents, as well as actively soliciting new business from these agents. Accordingly, these costs vary with and are primarily related to acquisition of new and renewal insurance business.

The decrease in marketing expense occurred primarily as a result of reducing the number of territory managers by expanding individual territory manager’s geographical area in order to become more efficient.

* * * * *

When you have had the opportunity to review the responses set forth herein, we would be pleased to discuss our responses or provide additional explanatory information if necessary. Please do not hesitate to contact the undersigned at the numbers shown below or John S. Daniels, General Counsel of GAINSCO, INC. (972.629.4411) in that regard.

Very truly yours,

/s/ Daniel J. Coots
Daniel J. Coots
Senior Vice President, Treasurer and Chief Financial Officer
972.629.4407 (voice)
972.629.4401 (facsimile)